Exhibit 99.1

Perion Launches Ask Perion, an Agentic Self-Serve Mobile App
Designed to Accelerate Omnichannel Execution and Increase Efficiency

Ask Perion makes AI-driven, self-serve campaign planning and performance intelligence available to every marketer, debuting at Cannes Lions 2026.

New York & Tel Aviv – June 18, 2026 - Perion (NASDAQ & TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today announced the launch of Ask Perion, a self-serve agentic interface within the Perion One platform, alongside the Ask Perion Mobile App, debuting at Cannes Lions 2026.

Digital advertising has long required marketers to navigate fragmented dashboards, manual reporting workflows, and disconnected planning tools, creating delays between insights and action, and resulting in inefficiency for advertisers. As omnichannel execution becomes more complex, marketing teams are finding it increasingly difficult to access and leverage the data available to them. Closing that gap requires infrastructure that meets marketers where they work, transforming complex data into immediate action and accelerating the path from campaign planning to revenue generation.

Positioned at the center of the Perion One platform, Ask Perion addresses this market need. It combines two integrated capabilities: an Insights Agent that answers campaign performance questions in plain language, providing clear conclusions across spend, delivery, pacing, creatives, and channels; and a Planning Agent that converts marketing briefs into structured, client-ready cross-channel media plans, focused on the defined campaign goals.

Together, these agents represent the first phase of a self-serve execution model built on Perion One's AI-native infrastructure. This self-serve capability reduces Perion’s cost-to-serve, optimizes operational efficiency, and positions the company to capture greater market share by accelerating campaign turnaround times. The Ask Perion Mobile App extends both capabilities to a mobile-first experience, enabling marketers to plan, understand, and act on campaign intelligence from anywhere.

"Ask Perion is another step we’re taking to serve marketers worldwide and help them reach their goals with minimum effort," said Tal Jacobson, CEO of Perion. "It marks a fundamental shift in how marketers interact with their campaigns, moving from navigating complex platforms to simply asking questions and generating instant plans. This launch represents a significant step forward in our ongoing journey toward a self-serve execution model. As we continue to evolve the Perion One ecosystem, this phased transition empowers our clients to drive ROI with unprecedented speed, while streamlining our operational workflows and laying the groundwork for highly scalable revenue. Ultimately, this move serves as a foundational building block in achieving the growth and efficiency targets outlined in our 2028 plan."

Ask Perion is now available within Perion One and within the Mobile App, debuting at Cannes Lions 2026.

To request a meeting or learn more, contact the Perion team: https://perion.com/contact-us/

About Perion
Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI agent, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.
For more information, visit www.perion.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any  future results, performance or achievements that may be expressed orimplied by such forward-looking statements, or financial information,including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com